NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 27, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

RE:	AIRO Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 31, 2023
File No. 333-272402

Ladies and Gentlemen:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby responding to the letter dated November 16, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed on August 31, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to the Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-4 filed August 31, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

1.	We note your presentation of a pro forma negative cash balance on the pro forma balance sheet. With reference to applicable U.S. GAAP, please tell us why you believe it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its presentation on the pro forma balance sheet on pages 119 and 128 of the Amended Registration Statement. The negative cash positions in Scenarios 2 and 3 were adjusted to be reflected in Accounts Payable Adjusting Journal Entry 8. This accurately represents the amounts due as a result of indebtedness or services provided that are due at the closing of the transaction.

Earnout Shares, page 126

2.	We note your response to prior comment 1 and have the following comments:

●

Although we understand that “the issuance of the Earnout Shares to the securityholders is not dependent on the securityholders’ employee or ex-employee status,” please explain how you determined that the substance of the potential sponsor payments does not represent compensation for services provided in their capacity as sponsors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to closing, the Sponsor is obtaining funding from third parties through working capital loans, which in turn are being advanced to Kernel. To the extent any such third party has as one of its investors an individual who is also an employee of Kernel or the Sponsor, such person is not a control person with respect to the third party. If the Sponsor receives any Earnout Shares, those shares will be allocated to the owners of the Sponsor in accordance with their ownership interests and not based on whether an owner of the Sponsor is also an employee (of Sponsor or Kernel). The Sponsor is eligible to be issued Earnout Shares, pursuant to the specific deal terms negotiated with the Company as set forth in the Business Combination Agreement, as consideration for providing capital to Kernel and not for any services rendered, and as a result, it was concluded that the payments do not represent compensation for services. Furthermore, if the transaction does not close, the Sponsor will not be entitled to any Earnout Shares, as the Earnout Shares do not carry over in any way to another potential transaction with a different target company.

●

Explain in more detail how the earn-out provision is earned. For example, assume in the first twelve-month period that ParentCo’s revenue exceeded $358.9 million. Tell us whether the holder would also receive the 6.6 million shares for each of the two lower revenue triggers (that is, where revenue is greater than or equal to $42.6 million, and where revenue is greater than or equal to $141.4 million for the first time during the Earnout Eligibility Period), in addition to the 6.6 million shares for ParentCo’s revenues exceeding $358.9 million for this period. If so, tell us how you determined the settlement provisions permit equity classification under ASC 815-40-15-7D through -7F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that eligibility for the award of Earnout Shares will be assessed on a monthly basis following closing of the Business Combination. Pursuant to Section 2.14(a) of the Business Combination Agreement, as amended, Earnout Share awards are earned once the earnout target is achieved “for the first time during the Earnout Eligibility Period.” Pursuant to Section 2.14(b) of the Business Combination Agreement, ParentCo revenue and EBITDA will be monitored on a monthly basis during the Earnout Eligibility Period. No later than 10 business days following the end of each month, ParentCo’s CFO shall provide to each Representative Party an Earnout Statement as set forth in Section 2.14(b) of the Business Combination Agreement. If such statements are not contested within 20 business days, then the applicable Earnout Shares will be delivered within 10 business days thereafter. In other words, in the event all parties agree with the material set forth in the Earnout Statement, the Earnout Shares will be issued no later than 40 business days following the end of the month in which the applicable target is achieved.

The Company determined that terms of the settlement agreement had multiple provisions that should be evaluated under ASC 815-40-15-7D through 15-7F. Under 15-7D, the Company determined that a $10 reference price was used in the calculation of the settlement amounts as part of the earnout consideration, resulting in the settlement of a fixed number of shares. The Company concluded that the $10 reference price provided a fixed number of shares to be settled in the Company’s common stock and represented a “fixed-for-fixed forward” contract. Thus, under ASC 815-40-15-7D, the instrument would still be considered to be indexed to the Company’s own stock “…if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.” The Company evaluated the terms and conditions of the earnout consideration to document the inputs that would be utilized as inputs in the calculation of a fixed-for-fixed fair valuation exercise. The Company concluded that the settlement of these Earnout Shares is subject to meeting each of the revenue or EBITDA targets and if met would result in the issuance of a fixed number of shares.

Further, the Company considered if the contingent arrangement related to revenue and EBITDA contained one or multiple units of account. Specifically, for the revenue targets the Company considered if the three revenue earnouts for $42.6 million, $141.4 million and $358.9 million are three separate units of account. The Company considered Deloitte’s Roadmap: Contracts on an Entity’s Own Equity (March 2023), which noted a similar example by which an acquirer is required to deliver 10,000 of its equity shares if the entity has at least $100 million in the first year after the acquisition (otherwise, no shares will be delivered) and a second earnout of 10,000 shares if the entity has cumulative earnings of at least $200 million in the first two years (otherwise, no shares will be delivered.) In this example, it was noted that there were two units of account, two targets that cover different periods since the two payment conditions are capable of being separated.

For the Company’s $42.6 million revenue earnout, at the end of the month in which the cumulative revenue for a period of up to a trailing twelve months reached $42.6 million, the earnout will be deemed as earned and issued. At the end of the month in which the cumulative revenue for a period of up to a trailing twelve months reached $141.4 million, the second earnout will be deemed as earned and issued. As the two payment conditions are capable of being separated, the Company has determined that the revenue earnouts (and similarly the EBITDA earnouts) are independent of one another and if met would result in the issuance of a specified consideration. As such, each target-based payment may be treated as a separate freestanding contract.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

3.	We note your response to comment 9 in your letter dated June 30, 2023. We are unable to concur with your recognition of a forward purchase receivable asset under ASC 480. Please tell us how you considered whether your initial payment of cash to Meteora under this agreement is similar to a receivable arising from transactions involving a registrant’s capital stock, which would be presented as a deduction from stockholders’ equity as specified in Rule 5.02-29 of Regulation S-X. Additionally, to the extent that you conclude a subscription receivable is the appropriate accounting and presentation for this agreement, tell us how you evaluated the subscription receivable for any embedded derivatives under ASC 815, including an embedded written put option on your shares. If you have officially decided to terminate the agreement, please provide us with an update of such negotiations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company terminated the forward purchase agreement with Meteora on November 27, 2023 and has revised its disclosure throughout the Amended Registration Statement accordingly.

4.	Please address the following comments related to the detail of footnote (1) presented on page 131:

●	We note that the adjustments to the cash and cash equivalents line items do not appear to correctly sum under all scenarios. Revise your disclosures as necessary.
●

Ensure that the net changes to the cash and cash equivalents, forward purchase receivable, and additional paid-in capital line items, for each scenario, agree to the corresponding adjustment (1) amounts on the pro forma balance sheet.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 125 of the Amended Registration Statement to correct the referenced adjustments and ensure that they correctly sum under all scenarios.

5.	We note from your response to comment 2 and related disclosures that Kernel Group Holdings, Inc. (“Kernel”) is required to provide $50 million in unencumbered cash as a closing condition to the business combination. We further note that the pro forma financial statements reflect a cash contribution of $15 million that appears contingent on Kernel “obtaining…equity investments.” Please address the following comments related to this arrangement:

●	Clarify for us the terms and conditions of Kernel’s contribution, including the source(s) of the funds and whether the contribution is reliant on contingent events, such as a successful equity raise. To the extent that there are not formal agreements in place that substantiate Kernel’s ability to provide the unencumbered cash payment, remove the applicable pro forma effects of adjustment (6).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as a condition to closing of the Business Combination, Kernel is required to have $50 million in unencumbered cash at closing of the Business Combination. Such cash requirement includes cash remaining in Kernel’s trust account after giving effect to any redemptions, net cash proceeds of any PIPE or convertible note investment, and any net cash proceeds of any executed agreements regarding a capital investment or convertible debt raise whereby proceeds are required to be paid to ParentCo within 30 days beginning on the closing date. It also includes a 50% credit for any interim financing raised by AIRO prior to closing. Kernel is actively engaged in securing such cash through a variety of avenues including, without limitation, convertible notes, capital investments and non-redemption agreements. It is anticipated that financing from convertible notes or other investments will come from third parties not affiliated in any way with Kernel. The funding from third parties would be contingent on approval of the Amended Registration Statement and, ultimately, will be delivered at the time of closing the Business Combination. Because there are currently no signed agreements in place, the pro forma effects in adjustment (6) from the prior Registration Statement have been removed on page 128 of the Amended Registration Statement, and the only Kernel unencumbered cash reflected in such financials is what would remain in the Kernel trust account in each redemption scenario.

●	Clarify why the pro forma financial statements assume a $15 million contribution and not amounts that achieve the “required” $50 million. To the extent that any scenarios reflected in the pro forma financial statements would not allow consummation of the business combination, ensure you provide clear and prominent disclosure of such circumstances.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its presentation on page 119 of the Amended Registration Statement to reflect a $0 contribution by Kernel. In Scenario 1, the $50 million unencumbered cash closing condition is met and the transaction would close (assuming all other closing conditions are fulfilled). In Scenario 2, Kernel does not meet the $50 million unencumbered cash closing condition, and the transaction would only close if AIRO waived such condition. In Scenario 3, the transaction would not close because Kernel does not meet the $50 million unencumbered cash closing condition and, even if AIRO were to waive such condition, Kernel also does not meet the $5,000,001 net assets closing condition, which is not waivable. Because there are currently no signed financing agreements in place, the pro forma effects in adjustment (6) from the prior Registration Statement have been removed on page 128 of the Amended Registration Statement, and the only Kernel unencumbered cash reflected in such financials is what would remain in the Kernel trust account in each redemption scenario.

●	Provide clear and prominent disclosure that the $50 million unencumbered cash requirement may be waived by AIRO Group Holdings, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 125  of the Amended Registration Statement.

6.	We note your response to prior comment 3. Please reconcile for us and explain in detail the reasons for the difference between the $10 common stock valuation used in the settlement of the Extension Loans and the $22.95 common stock valuation applied to other transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the difference in the valuations stem from the transactions affecting different entities involved in the Business Combination.

The $22.95 per share valuation applies to common stock of AIRO Group Holdings, Inc., the target company, in connection with its assumption of certain stock options and issuance of restricted stock awards entered into as it acquired its six target companies in 2022. As previously disclosed, in 2022, AIRO Group Holdings, Inc. determined the overall valuation of its enterprise to be $732.8 million inclusive, which contemplated the contingent promissory notes. The estimated fair value of the contingent promissory notes and other debt of $84.6 million was deducted from the determined enterprise value to arrive at a $648.2 million equity value. The $22.95 enterprise value per share for a valuation of $648.2 million in 2022 was calculated based on 28,244,008 fully-diluted shares of common stock of AIRO Group Holdings, Inc. issued and outstanding at that time.

The $10.00 per share valuation used in settlement of the Extension Loans relates to the valuation of the common stock of the post-combination, public company (ParentCo). The $10.00 per share price is the agreed-upon “Per Share Price” set forth in the Business Combination Agreement and the value underlying the calculations for how many shares of ParentCo will be issued to AIRO stockholders upon consummation of the Business Combination, which is the same point in time at which shares will be issued in settlement of the Extension Loans.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 134

7.	We note that the amounts disclosed in adjustment (cc) do not total to the adjustment included on the pro forma statements of operations. Please revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 128 of the Amended Registration Statement to correct the referenced adjustments and ensure that they correctly sum under all scenarios.

AIRO Group Holdings, Inc. - Audited Financial Statements

2. Put-Together Transaction, page F-95

8.	Please note that we are still evaluating your response to prior comment 5, including the supplemental response filed on November 13, 2023, regarding your accounting treatment for the contingent consideration issued in the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc., and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment.

9.	Please note that we are still evaluating your response to prior comment 6, including the supplemental response filed on November 13, 2023, regarding your accounting treatment for the fair value of the common stock issued as partial consideration in the acquisitions of Sky-Watch A/S, Jaunt Air Mobility LLC, and Coastal Defense, Inc., and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker